SELFRIDGES&Co

02 AUG -6 AM 12:43

Our Ref. 50005

The Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street NW
Washington DC 20549
U S A

02049024

26 July 2002

SUPPL

Dear Sirs

Re: Selfridges File No: 82-4818

Please find enclosed a copy of a recent announcement made to the London Stock Exchange on 24 July 2002.

Yours faithfully

Ann Shrimpton
Company Secretary's Office

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Encs.

dlw 8/6

\StockExchange\SEC Letter 24.7.02.doc

View Announcement

Announcement Details

Company	Headline	Embargo	Last Upda
Selfridges PLC	Director Shareholding		15:40 24 Jul (

Full Announcement Text

DIRECTORS' SHAREHOLDING

On 23 July 2002 Selfridges plc (the "Company") allotted a total of 482,040 ordinary shares u
the Selfridges plc Executive Long Term Incentive Plan and the Management Long Term Inc
members of the management team of Selfridges Retail Limited (the wholly owned subsidiary
which includes the two executive directors of the Company.

Vittorio Radice (Chief Executive) was allotted 92,929 ordinary shares. He has sold 36,929 o
241p each) to meet the immediate Income Tax Liability on the allotment (the liability was
closing mid-market price of the shares (261.5p) on 19 July 2002 - the day immediately p
vesting) and he now holds a total of 150,000 ordinary shares.

Peter Williams (Finance Director) was allotted 51,627 ordinary shares. He has sold 22,475 c
241p each) to meet the immediate Income Tax Liability on the allotment (the liability was
closing mid-market price of the shares (261.5p) on 19 July 2002 - the day immediately p
vesting) and he now holds a total of 85,152 ordinary shares.

END